UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 18, 2023

ATLANTIC COASTAL ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-41224	87-1013956
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6 St Johns Lane, Floor 5 New York, NY	10013
(Address of principal executive offices)	(Zip Code)

(248) 890-7200

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Series A common stock, $0.0001 par value, and one-third of one redeemable warrant	ACABU	The Nasdaq Stock Market LLC
Shares of Series A common stock included as part of the units	ACAB	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Series A common stock at an exercise price of $11.50	ACABW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On September 18, 2023, Atlantic Coastal Acquisition Corp. II (the “Company”) and Abpro Corporation (“Abpro”) entered into a term sheet (the “Term Sheet”) setting forth the terms and conditions by which the Company would, through a subsidiary, purchase all of the issued and outstanding equity of Abpro (the “Acquisition”). Contingent upon the completion of diligence and the negotiation and execution of a definitive agreement between the parties (the “Definitive Agreement”) and subject to certain conditions, at the closing of the Acquisition (the “Closing”), the equityholders of Abpro would own 72,500,000 shares in the combined company (the “Transaction Shares”). In addition to the Transaction Shares, 14,500,000 shares of common stock of the surviving entity will be deposited in an escrow account at closing and be periodically released subject to the conditions of an earnout agreement (the “Earnout Agreement”). If, on the fifth anniversary of the Closing, the conditions set forth in the Earnout Agreement for the release of such shares have not been met, such shares will be forfeited and returned to the treasury of the combined company.

Under the Term Sheet, Abpro has agreed to negotiate exclusively with the Company with respect to the Acquisition for a period of 30 days (the “Exclusivity Period”). The Exclusivity Period will be automatically extended for two additional 15 day periods in certain circumstances. Under the terms of the Term Sheet, there is no fee or penalty for either party in the event the Term Sheet is terminated or the Acquisition is not consummated.

The final terms of the Acquisition are subject to the negotiation and finalization of the Definitive Agreement and any other agreements relating to the Acquisition, and the material terms of the Acquisition may differ from those set forth in the Term Sheet. In addition, the Closing will be subject to various customary and other closing conditions.

On September 21, 2023, the Company issued the press release attached hereto as Exhibit 99.1 announcing the entry into the Term Sheet.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction between Atlantic Coastal and Abpro. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities of Atlantic Coastal and Abpro, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Atlantic Coastal and Abpro and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transaction. Information about the directors and executive officers of Atlantic Coastal is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of the shareholders of Atlantic Coastal and a description of their direct and indirect interests in Atlantic Coastal, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Additional Information and Where To Find It

In connection with the proposed transaction, Atlantic Coastal will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Atlantic Coastal’s ordinary shares in connection with Atlantic Coastal’s solicitation of proxies for the vote by Atlantic Coastal’s shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Abpro stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Atlantic Coastal will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Atlantic Coastal’s shareholders in connection with the proposed transaction. Atlantic Coastal will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Atlantic Coastal and Abpro are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Atlantic Coastal through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Atlantic Coastal may be obtained free of charge from Atlantic Coastal’s website at www.atlantic-coastal.com or by written request to Atlantic Coastal at Atlantic Coastal Acquisition Corp., 6 St Johns Lane, Floor 5, New York, NY 10013.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release, dated September 21, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 21, 2023

ATLANTIC COASTAL ACQUISITION CORP. II

By:	/s/ Shahraab Ahmad
Shahraab Ahmad
Chief Executive Officer

Exhibit 99.1

Abpro to Become Publicly Traded via Merger with Atlantic Coastal Acquisition Corp. II

•	Abpro is a biotechnology company specializing in the development of next-generation antibody therapies intended to improve the lives of those with life-threatening diseases.

•	The transaction values Abpro at $725 million and will help advance Abpro’s drug pipeline to clinical trials.

September 21, 2023 — WOBURN, MA & NEW YORK, NY—Abpro Corporation (“Abpro”), a biotechnology company with the mission of improving the lives of those facing severe and life-threatening diseases with next-generation antibody therapies, and Atlantic Coastal Acquisition Corp. II (NASDAQ: ACAB), a special purpose acquisition corporation (“Atlantic Costal”), today announced a term sheet to enter into a definitive business combination, which was entered into on September 18, 2023. The transaction is expected to close in Q2 of 2024 and would result in an implied equity valuation for Abpro of $725 million.

“This is a milestone for Abpro, and we look forward to working with Atlantic Coastal and its team,” said Ian Chan, CEO and co-founder of Abpro. “The proceeds we expect to raise in connection with this transaction will help accelerate the advancement of our pipeline toward clinical trials and provide the foundation for ongoing development of novel immunotherapies to help patients.”

Abpro is currently in the developmental phase of its next-generation antibody therapies, focusing on HER2+ cancer treatments, including breast, gastric and colorectal cancers, in addition to treatments for Wet AMD/DME and COVID-19. These antibodies are developed using Abpro’s proprietary DiversImmune® platform. Last year, Abpro partnered with Celltrion, which is a leading South Korean pharmaceutical company, in an exclusive collaboration to further advance ABP 102, a t-cell engager, which is being developed for the treatment of HER2+ breast, gastric and pancreatic cancer. In connection with that transaction, Abpro received an equity investment from Celltrion and is eligible for potential milestones up to $1.75 billion.

“We believe that Abpro has great potential to improve the lives of those suffering from life altering diseases with its immunotherapies,” said Shahraab Ahmad, CEO of Atlantic Coastal. “I look forward to working closely with Ian Chan and the entire team at Abpro to advance their antibody treatments.”

Brookline Capital Markets, a Division of Arcadia Securities, LLC, acted as a financial advisor to Abpro Corporation.

About Abpro

Abpro Corporation is a biotechnology company located in Woburn, Massachusetts. The Company’s mission is to improve the lives of mankind facing severe and life-threatening diseases with next-generation antibody therapies. For more information, please visit www.abpro.com.

About Atlantic Coastal Acquisition Corp. II

Atlantic Coastal Acquisition Corp. II (NASDAQ: ACAB) is a special purpose acquisition company. On January 13, 2022, Atlantic Coastal announced the closing of its IPO and listing on Nasdaq. The Atlantic Coastal team is led by Chairman and CEO Shahraab Ahmad, President and Director Burt Jordan, CSO Director Tony Eisenberg and CFO Jason Chryssicas. For more information, please visit www.atlantic-coastal.com.

Contacts

Media

Deanna Meservey

Account Director

abpro@matternow.com

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction between Atlantic Coastal and Abpro. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities of Atlantic Coastal and Abpro, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

Atlantic Coastal and Abpro and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the proposed transaction. Information about the directors and executive officers of Atlantic Coastal is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of the shareholders of Atlantic Coastal and a description of their direct and indirect interests in Atlantic Coastal, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Additional Information and Where To Find It

In connection with the proposed transaction, Atlantic Coastal will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Atlantic Coastal’s ordinary shares in connection with Atlantic Coastal’s solicitation of proxies for the vote by Atlantic Coastal’s shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Abpro stockholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Atlantic Coastal will mail a definitive proxy statement, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Atlantic Coastal’s shareholders in connection with the proposed transaction. Atlantic Coastal will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Atlantic Coastal and Abpro are urged to read the Registration Statement, the proxy statement/prospectus contained therein, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Atlantic Coastal through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Atlantic Coastal may be obtained free of charge from Atlantic Coastal’s website at www.atlantic-coastal.com or by written request to Atlantic Coastal at Atlantic Coastal Acquisition Corp., 6 St Johns Lane, Floor 5, New York, NY 10013.